Bingham McCutchen LLP

2020 K Street, NW

Washington, DC 20006

Erica L. Zong Evenson

Direct Phone: +1.202.373.6182

erica.zong@bingham.com

June 14, 2013

Re:	AdvisorShares Trust (the “Registrant”) - Post-Effective Amendment No. 56 to the Registration Statement on Form N-1A (the “Registration Statement”); File Nos. 333-157876 and 811-22110

Dear Ms. Lithotomos:

This letter responds to comments conveyed to us by telephone on January 31, 2013 relating to the Registrant’s Post-Effective Amendment No. 56, filed on December 7, 2012 (“PEA No. 56”) for the purpose of registering shares of the Registrant’s Institutional Cash Strategy ETF (the “Fund”). For ease of reference, we have set forth below your comments followed by our responses to the comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Registrant’s Registration Statement.

1.	Comment. Pursuant to Rule 2a-7 under the Investment Company Act of 1940, a fund’s name may not contain the term “cash” unless such fund is a money market fund or the equivalent of a money market fund. Therefore, please remove the reference to “cash” in the Fund’s name or confirm that the Fund will comply with the conditions relating to maturity, quality, diversification and liquidity, as required by Rule 2a-7.

Response. The Registrant has changed the Fund’s name to AdvisorShares Sage Core Income ETF.

2.	Comment. Please confirm that the Fund, as described in PEA No. 56, is consistent with the Registrant’s exemptive relief.

Response. We confirm that the Fund, as described in PEA No. 56, is consistent with the Registrant’s exemptive relief issued on May 28, 2010 (File No. 812-13677), as well as the no-action letter issued by the Office of Exemptive Applications/Office of Investment Company Regulation issued December 6, 2012.

3.	Comment. Please explain the meaning of the term “institutional” in the Fund’s name.

Response. As mentioned previously, the Registrant has changed the Fund’s name and the new name no longer includes the word “Institutional.”

AdvisorShares Trust

June 14, 2013

4.	Comment. Please confirm that the Board of Trustees has adopted a 12b-1 plan, but that there are currently no plans to impose distribution fees with respect to the Fund.

Response. We confirm that the Board has adopted a distribution plan pursuant to Rule 12b-1, but has resolved not to impose any distribution fees with respect to the Fund prior to at least year from the date of the Prospectus and SAI. In addition and as disclosed in the Fund’s Prospectus, at such time as distribution fees are charged, the Fund will notify investors by adding disclosure to the Fund’s website and in the Fund’s Prospectus. Any future distribution fees will be approved by the Board.

5.	Comment. Please confirm whether the Fund is subject to a fee waiver and if so, whether the Fund may recoup fees waived.

Response. The Registrant has confirmed that the Fund will be subject to an expense cap and fee waiver. We have revised the Fund’s fees and expenses table accordingly. The Registrant has also confirmed that the Fund may recoup fees waived.

6.	Comment. Please explain whether the Fund has adopted an 80% investment policy pursuant to Rule 35d-1 with respect to its investments in the type of money market instruments suggested by its name.

Response. Because the Fund’s new name is not subject to Rule 35d-1, the Fund has not adopted an 80% investment policy pursuant to Rule 35d-1.

7.	Comment. Please include in the “Principal Investment Strategies” discussion an example of the effect of duration.

Response. We respectfully decline to include a specific example of the effect of duration because we believe the existing disclosure (included below) adequately describes the effect of duration on the Fund’s portfolio.

“The average duration of the Fund will vary based on the Sub-Adviser’s forecast for interest rates and will normally not exceed one year. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.”

AdvisorShares Trust

June 14, 2013

8.	Comment. With respect to the Fund’s fundamental investment policy to not concentrate its investments, please confirm that the Fund looks through its investments in other funds when determining its compliance with the policy.

Response. Because the Fund does not have the capability to look through its investments in other funds, it does not do so when determining its compliance with the policy. The Fund, however, will not invest 25% or more of its total assets in any investment company that has adopted a policy to concentrate its investments in an industry or group of industries.

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I hereby acknowledge on behalf of the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (ii) the SEC’s or SEC staff’s comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the Registration Statement; (iii) the action of the SEC or the SEC staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iv) the Registrant may not assert the SEC’s or the SEC staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6182.

Sincerely yours,

/s/ Erica L. Zong Evenson

Erica L. Zong Evenson

cc:	Noah Hamman
Dan Ahrens W. John McGuire, Esq. Laura E. Flores, Esq.